MFD

Exhibit 99.77Q2
During the fiscal year ended November 30, 2009, one late Form 3 filing was made on behalf of Graham Thomas McDevitt, a Board member of the investment sub-advisor. The filing was made on December 8, 2008 and the date of the event requiring the filing was October 22, 2008. The late Form 3 filing was due to administrative oversight and was not made in conjunction with any purchase of securities of the Fund.